Mail Stop 6010

July 15, 2008

Craig R. Mackus
Chief Financial Officer
Bucyrus International, Inc.
P. O. Box 500
1100 Milwaukee Ave
South Milwaukee, WI

RE: Bucyrus International, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed February 29, 2008
File No. 001-00871

Dear Mr. Mackus:

We have completed our review of your Forms 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief